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                              February 1, 2022

       John Lindsay
       President and Chief Executive Officer
       Helmerich & Payne, Inc.
       1437 South Boulder Avenue
       Suite 1400
       Tulsa, OK 74119

                                                        Re: Helmerich & Payne,
Inc.
                                                            Registration
Statement on Form S-4
                                                            Filed January 24,
2022
                                                            File No. 333-262314

       Dear Mr. Lindsay:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement On Form S-4 Filed on January 24, 2022

       General

   1. Please be advised that we will not be in a position to accelerate the effectiveness of your registration statement
until all comments relating to your Form 10-K for the fiscal year ended December 31, 2021
have been resolved.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 John Lindsay
Helmerich & Payne, Inc.
February 1, 2022
Page 2

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Arthur Tornabene-Zalas at (202) 551-3162 or Karina Dorin, Staff
Attorney, at (202) 551-3763 with any questions.



                                                           Sincerely,
FirstName LastNameJohn Lindsay
                                                           Division of
Corporation Finance
Comapany NameHelmerich & Payne, Inc.
                                                           Office of Energy &
Transportation
February 1, 2022 Page 2
cc:       Hillary Holmes
FirstName LastName